Exhibit 99.1

Aurinia to Host Investor Event and Webcast on April 20th in Orlando, FL

VICTORIA, British Columbia--(BUSINESS WIRE)--April 10, 2017--Aurinia Pharmaceuticals Inc., (NASDAQ: AUPH / TSX:AUP) today announced that it will host an Investor Event during the National Kidney Foundation Spring Clinical Meeting on April 20, 2017 at 6:00pm Eastern Time in Orlando, FL.

The event will feature presentations by key opinion leaders (KOLs) Samir Parikh, MD, Assistant Professor of Medicine, Nephrology at the Ohio State University Wexner Medical Center and Michael R. Bubb, MD, Associate Professor of Medicine, Rheumatology and Clinical Immunology at the University of Florida, who will present Aurinia's 48-week data from the AURA-LV (AURA) study of voclosporin for the treatment of active lupus nephritis (LN) and discuss the clinical implications of this data, respectively. Both KOLs will be available to answer questions following the presentations

The event is intended for investors, sell-side analysts, and business development professionals only. Please RSVP in advance if you plan to attend, as space is limited. To reserve a spot, please contact LifeSci Advisors, LLC at contact@lifesciadvisors.com. A live webcast of the event, with slides, will be available on the Investors section of the Company’s website at http://ir.auriniapharma.com/ir-calendar.

About AURA-LV
The AURA–LV study (Aurinia Urinary Protein Reduction in Active Lupus with Voclosporin) was a 48-week study comparing the efficacy of two doses of voclosporin added to current standard of care of MMF against standard of care with placebo in achieving complete remission (CR) in patients with active LN. All arms also received low doses of corticosteroids as background therapy. 265 patients were enrolled at centers in 20 countries worldwide. On entry to the study, patients were required to have a diagnosis of LN according to established diagnostic criteria (American College of Rheumatology) and clinical and biopsy features indicative of highly active nephritis. The 24-week primary and secondary endpoints were released in Q3 2016 with top-line 48-week results announced in Q1 2017. The 48-week data has been accepted for a late-breaking presentation at National Kidney Foundation (NKF) Spring Clinical Meeting taking place April 18-22 in Orlando, FL.

About Voclosporin
Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,200 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. It is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries.

About Lupus Nephritis (LN)
LN in an inflammation of the kidney caused by Systemic Lupus Erythematosus (“SLE”) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60% of all SLE patients have clinical LN requiring treatment. Unlike SLE, LN has straightforward disease outcomes where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of LN. The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com.

We seek safe harbor.

CONTACT:
Aurinia Pharmaceuticals Inc.
Investor & Media Contact:
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com
or
Media:
Christopher Hippolyte, 212-364-0458
Christopher.hippolyte@inventivhealth.com